UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
Estimated average burden
SCHEDULE 13D/A	hours per response. . . . 14.5

                                                Under the Securities Exchange Act of 1934
                                                                (Amendment No. 2)*

Osiris Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

68827R 10 8

(CUSIP Number)

Peter Friedli

Freigutstrasse 5

8002 Zurich, Switzerland

Telephone: +41 (1) 283 29 00

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 19, 2007

(Date Of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*                      The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 68827R 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Peter Friedli
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned By Each Reporting Person With		7.	Sole Voting Power 15,806,875(1)

		8.	Shared Voting Power 0

		9.	Sole Dispositive Power 10,837,630

		10.	Shared Dispositive Power 4,969,245

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,806,875

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 48.4%

(1)           Includes 10,837,630 shares held by Peter Friedli and 4,969,245 shares held in the aggregate by Venturetec, Inc., US Venture 05, Inc., Joyce, Ltd. and Margrit Friedli, Mr. Friedli’s mother, over which Mr. Friedli currently exercises sole voting control.

14.	Type of Reporting Persons (See Instructions) IN (Individual)

CUSIP No. 68827R 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Venturetec, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned By Each Reporting Person With		7.	Sole Voting Power 0

		8.	Shared Voting Power 0

		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 3,963,620

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,963,620

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.1%

14.	Type of Reporting Persons (See Instructions) CO

CUSIP No. 68827R 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) New Venturetec AG
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned By Each Reporting Person With		7.	Sole Voting Power 0

		8.	Shared Voting Power 0

		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 3,963,620(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,963,620

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.1%

(2)           Represents shares held of record by Venturetec, Inc., which is a reporting person under this Schedule 13D.  The capital stock of Venturetec, Inc. is 100% owned by New Venturetec AG.  Peter Friedli, who is a reporting person under this Schedule 13D is President of Venturetec, Inc. and is President of New Venturetec AG, and holds sole voting power over the shares held by Venturetec, Inc.

14.	Type of Reporting Persons (See Instructions) CO

CUSIP No. 68827R 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) US Venture 05, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Belize

Number of Shares Beneficially Owned By Each Reporting Person With		7.	Sole Voting Power 0

		8.	Shared Voting Power 0

		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 1,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31%

14.	Type of Reporting Persons (See Instructions) CO

CUSIP No. 68827R 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Joyce, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Belize

Number of Shares Beneficially Owned By Each Reporting Person With		7.	Sole Voting Power 0

		8.	Shared Voting Power 0

		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 5,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Persons (See Instructions) CO

AMENDMENT NO. 2 TO SCHEDULE 13D

Item 1.                    Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated as follows:

                This Amendment No. 2 to Schedule 13D (this “Amendment”) is being filed on behalf of Peter Friedli, a citizen of Switzerland, Venturetec, Inc., a British Virgin Islands corporation, New Venturetec AG, a Swiss corporation, US Venture 05, Inc., a Belize corporation and Joyce Ltd., a Belize corporation (collectively referred to hereinafter as, the “Reporting Persons”) relating to shares of common stock, par value $0.001 per share (the “Common Stock”), of Osiris Therapeutics, Inc., a Delaware corporation (the “Issuer”).  The address of the Issuer’s principal executive office is 7015 Albert Einstein Drive, Columbia, Maryland 21046.  This Amendment modifies the original Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on December 20, 2006 as amended by Amendment No. 1 to the Schedule 13D filed with the Commission on June 13, 2007 (the “Schedule 13D”).

                This Amendment relates to shares of Common Stock owned by Peter Friedli, Venturetec, Inc., New Venturetec AG, US Venture 05, Inc. and Joyce, Ltd.

Item 4.                    Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following:

                This Amendment is being filed following the acquisition on December 18, 2007 and December 19, 2007, by Mr. Friedli and Venturetec, Inc. of beneficial ownership (as determined in accordance with Rule 13d-3(d) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”)) of shares of the Issuer’s Common Stock.

On December 18, 2007, in a private placement intended to comply with Regulation S of the Securities Act of 1933 to institutional and accredited investors in Switzerland and consisting of an aggregate total of 950,000 shares of the Issuer’s Common Stock, Mr. Friedli individually purchased 100,000 shares of the Issuer’s Common Stock and Venturetec, Inc. purchased 100,000 shares of the Issuer’s Common Stock, in each case at a purchase price of $12.37 per share.  The shares of Common Stock acquired by Mr. Friedli and Venturetec, Inc. were purchased for investment purposes.  In connection with the transaction, the Issuer entered into Subscription Agreements with Mr. Friedli, Venturetec, Inc. and each of the other investors, each dated December 18, 2007.  The form of the Subscription Agreement is substantially similar to the form of Subscription Agreement attached as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Commission on June 7, 2007.  Among other things, this Subscription Agreement affords the named subscriber with limited registration rights.

                On December 19, 2007, the holders of $18.8 million of $20.0 million in Convertible Promissory Notes originally issued by the Issuer on October 30, 2006, entered into an agreement with the Issuer pursuant to which, among other things, they converted the principal balance of such Convertible Promissory Notes, together with accrued but unpaid interest, into an aggregate of 1,465,837 shares of Common Stock at a conversion price of $13.00 per share.  Included among the converting holders of the Convertible Promissory Notes, was Mr. Friedli, who converted $8.5 million in principal amount of Convertible Promissory Notes, together with accrued and unpaid interest, into 662,746 shares of Common Stock.  The conversion occurred pursuant to the aforesaid agreement dated December 19, 2007 between the Issuer and the holders of the converted Convertible Promissory Notes, under which the previously agreed upon conversion price of the Convertible Promissory Notes of $18.00 per share was adjusted, in exchange for the agreement of the holders to immediately convert the Convertible Promissory Notes held by them.  The adjusted conversion price reflected a premium to the then current market price of the Common Stock.

Item 5.                    Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)  The aggregate number and percentage of Common Stock and the Issuer’s derivative securities (including warrants and options granted by the Issuer) to which this Schedule 13D relates is 15,806,875 shares, representing approximately 48.4% of the 32,645,625 outstanding (or deemed outstanding) shares of the Issuer.  This latter number is arrived at by adding the number of shares reported as being outstanding in the Issuer’s most recently filed Form 10-Q for the quarter ended September 30, 2007 (29,229,788 shares) to the number of shares that were issued in the December 18, 2007 private placement (950,000), the number of shares issued upon conversion of the Convertible Promissory Notes (1,465,837) and the number of shares that would be received by the Reporting Persons if they were to convert all of the derivative securities held by them into Common Stock of the Issuer (1,000,000 shares).  None of the Reporting Persons has converted any of the derivative securities held by them and reported herein as such, but have included the shares issuable upon conversion or exercise in the share calculations as if the same had been converted or exercised, pursuant to Rule 13d-3(d) of the Exchange Act.

(b)  The Reporting Persons beneficially own the Common Stock and derivative securities as follows:

                (i)  Mr. Friedli beneficially owns 15,806,875 shares of Common Stock, which includes: 9,837,630 shares owned directly by Mr. Friedli, 1,000,000 shares issuable upon exercise of outstanding warrants owned by Mr. Friedli, assuming the warrants are exercised in full for cash; 625 shares owned by Margrit Friedli, Mr. Friedli’s mother; 3,963,620 shares owned by Venturetec, Inc.; 1,000,000 shares owned by US Venture 05, Inc.; and 5,000 shares owned by Joyce, Ltd.  Mr. Friedli has sole voting power with respect to 15,806,875 shares, sole dispositive power with respect to 10,837,630 shares and shared dispositive power with respect to 4,969,245 shares.

                (ii)  Venturetec, Inc. beneficially owns 3,963,620 shares of Common Stock. Venturetec, Inc. has shared dispositive power with respect to 3,963,620 shares.

                (iii)  New Venturetec AG beneficially owns 3,963,620 shares of Common Stock, which includes: 3,963,620 shares owned by Venturetec, Inc., a wholly owned subsidiary of New

Venturetec AG.  New Venturetec AG has shared dispositive power with respect to 3,963,620 shares.

                (iv)  US Venture 05, Inc. beneficially owns 1,000,000 shares of the Common Stock.  US Venture 05, Inc. has shared dispositive power with respect to 1,000,000 shares.

                (v)  Joyce, Ltd. beneficially owns 5,000 shares of the Common Stock.  Joyce, Ltd.  has shared dispositive power with respect to 5,000 shares.

(c)           See Item 4 of this Amendment which is incorporated herein by this reference.

Item 6.                    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Mr. Friedli is the President of Venturetec, Inc., and its parent corporation, New Venturetec AG and of US Venture 05, Inc.  Mr. Friedli serves as Chairman of the Board of Directors of the Issuer and is the Issuer’s largest stockholder.  Mr. Friedli also serves as President of Joyce, Ltd. and is the sole owner of Joyce, Ltd.  In his capacity as President, Mr. Friedli has sole voting and shared dispositive power with respect to Common Stock and other securities held by these entities.

Mr. Friedli, Venturetec, Inc. and US Venture 05, Inc. are parties to a Lockup Agreement dated October 30, 2006, with the Issuer which was amended by that certain Amendment to Lock-up Agreement acknowledged September 20, 2007 by and among Mr. Friedli, Venturetec, Inc. and the Issuer.  Pursuant to the Lockup Agreement, as amended, Mr. Friedli and Venturetec, Inc. have agreed, among other things, and subject to limited exceptions, not to transfer any Issuer securities without the approval of the Issuer until January 30, 2009 and US Venture 05, Inc. has agreed, among other things, and subject to limited exceptions, not to transfer any Issuer securities without the approval of the Issuer until January 30, 2008.  A copy of the Lockup Agreement was filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on November 2, 2006, and is incorporated herein by reference.  A copy of the Amendment to Lock-up Agreement was filed as Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on September 20, 2007, and is incorporated herein by reference.

Item 7.                    Material to be Filed as Exhibits.

Item 7 is hereby amended to include new Exhibit 99.5, as follows:

99.5	Amendment to Lock-up Agreement acknowledged September 20, 2007 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on September 20, 2007).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 31, 2007

/s/ Peter Friedli
Peter Friedli

VENTURETEC, INC.

By:
/s/ Peter Friedli
Peter Friedli, President

NEW VENTURETEC AG

By:
/s/ Peter Friedli
Peter Friedli, President

US VENTURE 05, INC.

By:
/s/ Peter Friedli
Peter Friedli, President

JOYCE, LTD.

By:
/s/ Peter Friedli
Peter Friedli, President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs this statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)